# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vincerx Pharma, Inc., CIK 0001796129
CUSIP: 92731L106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 260 SHERIDAN AVENUE, SUITE 400, PALO ALTO, California (CA), 94306
Date of event which requires filing of this statement: 01/29/2025
Amends the filing with accession number 0001085146-21-002223
Filed by CIK 0001771605

## Reporting persons
- Sage Rhino Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 4,260; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,260 (0% of the class)

## Item 1. Issuer
Name of issuer: Vincerx Pharma, Inc.
Address of issuer's principal executive offices:
260 SHERIDAN AVENUE, SUITE 400, PALO ALTO, CALIFORNIA
94306

## Item 2. Person Filing
Name of person filing: Sage Rhino Capital, LLC
Address of principal business office or, if none, residence:
101 Jefferson Drive
Menlo Park, CA
94025
Citizenship: Sage Rhino Capital, LLC - CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,260
Percent of class: 0
Sole power to vote or to direct the vote: Sage Rhino Capital, LLC - 4,260
Shared power to vote or to direct the vote: Sage Rhino Capital, LLC - 0
Sole power to dispose or to direct the disposition: Sage Rhino Capital, LLC - 0
Shared power to dispose or to direct the disposition: Sage Rhino Capital, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: VINCERX Pharma is pending dissolution.

## Item 10. Certifications
Not applicable.

## Signatures
- Sage Rhino Capital, LLC: Dana Franco Young, Chief Compliance Officer (07/28/2025)